UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

(Report No. 1)

Commission file number: 001-42278

INNOVATION BEVERAGE GROUP LTD

(Translation of registrant’s name into English)

29 Anvil Road

Seven Hills, New South Wales, Australia, 2147

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Receipt of Nasdaq Notification Regarding Minimum Bid Price Deficiency

Innovation Beverage Group Limited (the “Company”) received a written notification from The Nasdaq Stock Market LLC (“Nasdaq”) on February 25, 2025, indicating that the Company is not in compliance with Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Rule”), which requires listed securities to maintain a minimum bid price of $1.00 per share.

The notification received from Nasdaq stated that the closing bid price of the Company’s ordinary shares was below $1.00 per share for 30 consecutive business days, and as a result, the Company is not in compliance with the Bid Price Rule.

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided a compliance period of 180 calendar days, or until August 25, 2025, to regain compliance with the Bid Price Rule. If at any time during this 180 day compliance period, the closing bid price of the Company’s ordinary shares is at least $1.00 for a minimum of 10 consecutive business days, Nasdaq will provide the Company with a written confirmation of compliance, and the matter will be closed.

If the Company does not regain compliance by August 25, 2025, it may be eligible for an additional 180 calendar day compliance period, provided that it meets the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the bid price requirement. In such a case, the Company must provide Nasdaq with written notice of its intention to cure the deficiency, which may include effecting a reverse stock split if necessary.

If the Company is not eligible for the second compliance period or fails to regain compliance within the first or second compliance period, Nasdaq will provide notice that the Company’s securities will be subject to delisting. At that point, the Company may appeal the decision to a Nasdaq Hearings Panel. The Company intends to monitor the closing bid price of its ordinary shares and consider available options to regain compliance with Nasdaq’s listing requirements.

The information disclosed in this Form 6-K is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall it be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended, except as expressly set forth in such filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Innovation Beverage Group Limited

Date: February 28, 2025	By:	/s/ Sahil Beri
		Name:	Sahil Beri
		Title:	Interim Chief Executive Officer